EXHIBIT 99.2

Supplementary Information on the Independent Commission on Banking

The Independent Commission on Banking (the “ICB”): The ICB was charged by the UK Government with reviewing the UK banking system and its findings were published on 12 September 2011. The ICB recommended (among other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called “ring-fencing”); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC (the “Bank” and, together with its consolidated subsidiaries, the “Group”)) should be increased to levels higher than the Basel III proposals. The UK Government published its response to the ICB proposals in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019. Changes to the structure of UK banks and an increase in the amount of loss-absorbing capital issued by UK banks may have a material impact on the Bank’s and the Group’s results and financial condition.